SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)
                               (Amendment No. 3)*

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                          John Q. Hammons Hotels, Inc.
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                                (Name of Issuer)

                      Class A Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    408623106
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                                 (CUSIP Number)

                             Gerald A. Eppner, Esq.
                        Cadwalader, Wickersham & Taft LLP
                           One World Financial Center
                               New York, NY 10281
                                 (212) 504-6286
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 29, 2005

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            (Dates of Event Which Requires Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

      We file herewith a Schedule 13D dated May 13, 2005. This filing adds the remaining signatory among the members of JQH Shareholders for Fair Play.

      This Amendment No. 3 ("Amendment No. 3") to the Schedule 13D (the "Schedule 13D") of JQH Shareholders for Fair Play (the "Committee") is being filed to report the extension of the expiration date of the Stockholder Agreement among each of the Reporting Persons and JQH Acquisition LLC and to update Item 6 of the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by the Reporting Persons on October 26, 2004, as amended by Amendment No. 1, filed on November 18, 2004 and by Amendment No 2, filed on February 2, 2005.

      The Reporting Persons understand that JQH Acquisition LLC will amend its
Schedule 13D filed with the SEC separate and apart from this Schedule 13D. To the extent that the Prospective Bidder and each of the Reporting Persons determine that a group, within the meaning of Section 13(d)(3) of the Exchange Act, has been formed as a result of the agreements between the Prospective Bidder and each of the Reporting Persons, the Reporting Persons shall join in the filing of such Schedule 13D and shall amend this Schedule 13D as necessary. The Reporting Persons have filed this Amendment No. 3 to reflect the information set forth below. Additionally, the Reporting Persons and the Prospective Bidder, as well as any other person or persons who may act in concert with the Prospective Bidder, may be deemed to be a separate "group" within the meaning of
Section 13(d)(3) of the Exchange Act, but each Reporting Person currently disclaims membership in any such separate "group" with the Prospective Bidder or any person or persons who may act in concert with the Prospective Bidder.

      Other than as set forth below, to the best knowledge of the Reporting Persons, there has been no material change in the information set forth in response to Items 1, 2, 3, 4 and 5 of the Schedule 13D, as amended. Accordingly, Items 1, 2, 3, 4 and 5 are omitted from this Amendment No. 3.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

      Item 6 to the Reporting Persons' Schedule 13D is amended by adding the following:

            "In accordance with, and pursuant to the terms of Section 2.05 of, the Stockholders Agreement, the Prospective Bidder has notified the Reporting Persons of the extension of the expiration date of the Stockholders Agreement from April 29, 2005 to October 31, 2005. The extension is based upon representations made by the Prospective Bidder that it is engaged in good faith, bona fide negotiations with the Company and Mr. John Q. Hammonds and that the Prospective Bidder believes that it is likely to successfully negotiate (i) a definitive agreement with the Company and (ii) Mr. Hammonds."

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 12, 2005

                                  /s/  Gifford Combs
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                                  Gifford Combs